

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2013

Via E-mail
Jules Kaufman
General Counsel
Coty Inc.
2 Park Avenue
New York, NY 10016

>   **Re: Coty Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed January 24, 2013**
>   **File No. 333-182420**

Dear Mr. Kaufman:

We have reviewed your response letter and the amendment to your registration statement, and we have the following comments.

General

1. If applicable, please provide updated financial statements and related disclosures to comply with Rule 3-12 of Regulation S-X. Please be advised that if you intend to seek effectiveness before updated financial statements are required, you should provide a recent developments section to disclose and discuss your results for the recently completed quarter ended December 31, 2012 and provide pro forma disclosures related to the dividend declared subsequent to the current interim balance sheet date.

2. We note your response to comment 1 in our letter dated November 12, 2012, including the revised disclosure on pages 22 and 111 of the 10-K. Please briefly describe to us the re-exports to Syria that you believe may constitute violations of the U.S. Export Administration Regulations.

Risk Factors, page 19
We may incur penalties and experience other adverse effects on our business as a result of possible EAR violations, page 22

3. We note in the course of your internal investigation you determined your majority-owned subsidiary in the EAU may have violated anti-boycott laws. We also note your disclosure that if OAC determines you violated U.S. anti-boycott laws "the penalties for these violations could be material". Based on your disclosures, it is not clear to us if you believe a material loss related to violations of U.S. anti-boycott laws is remote, reasonably possible or probable. It is also not clear to us why these potential violations

are not also discussed under Legal Proceeding or in the notes to your financial statements. Please clarify or revise. Please be advised that if your current conclusion regarding EAR violations on page 22 is also meant to cover the potential violations of U.S. anti-boycott laws, you should clarify that fact.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46
Financial Condition, Liquidity and Capital Resources page 75
Cash Flows, page 78

4. Please disclose and discuss the reasons for the disproportionate increase in accounts receivable relative to the decline in revenue that occurred during the quarter ended September 30, 2012.

Contractual Obligations and Commitments, page 80

5. Please provide a note to your tabular presentation to disclose how you estimated the interest on long-term debt obligations and disclose the potential impact that a fixed change in the interest rate on your variable rate debt would have on these amounts.

Critical Accounting Policies and Estimates, page 83
Goodwill, Other Intangible Assets and Long-Lived Assets, page 84

6. We note your responses to our prior comments 12 and 14; however, we also note the significant declines in certain fair value assessments over a relatively short time frame and the continuing significance of goodwill and intangible assets to your financial statements. In light of these facts, it continues to appear to us that you should provide additional disclosures regarding the material assumptions underlying your impairment analyses relating to your other reporting units and intangible assets, as well as sensitivity analyses that disclose the potential impact of changes in those assumptions.

Consolidated Financial Statements
General

7. We note your presentation of Condensed Consolidated Statements of Comprehensive Income in your interim financial statements. Please revise your financial statements for the three years ended June 30, 2012 to reflect the retrospective adoption of the Financial Accounting Standards Board's Accounting Standards Update No. 2011-05. See FASB ASC 220 for guidance. Please also revise your disclosures under recent accounting pronouncements on page F-16.

Note 3. Segment Reporting, page F-16

8. We note your response to our prior comment 21. However, we also note the following:

- Your fragrance products are presented and discussed as Designer, Celebrity and Lifestyle. These classifications appear indicate differences in focus, targeted consumers and marketing.
- Your color cosmetic products appear to have different end uses some of which are targeted to different areas of the body.
- Your skin and body care products appear to have different end uses and recent acquisitions in this segment have expanded your product offerings.

Based on the above, we continue to believe you should revise your disclosures to include revenue by product line.

You may contact Patricia Armelin, Staff Accountant, at (202) 551-3747 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Andrew L. Fabens (*via e-mail*)
       Gibson, Dunn & Crutcher LLP